03014608

3-10-03

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 5 2003
WASH. D.C. 181

**AH 3/10/2003

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SEC FILE NUMBER
8-37856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENTS BY PLANNERS, INC. (NASD # 19836)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 N. Military Trail - Suite 285

(No. and Street)

Boca Raton, FL 33431

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor 561-998-0909

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard J. Browdy, CPA

(Name — *if individual, state last, first, middle name)*

9655 S Dixie Highway - Suite 105, Miami, FL 33156-2813

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 0 2003

OATH OR AFFIRMATION

I, Gary Saginor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments by Planners, Inc., as of Dec. 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL NOTARY SEAL
IRENE E GILLIG
NOTARY PUBLIC STATE OF FLORIDA
COMMISSION NO. DD105238
MY COMMISSION EXP. APR. 15,2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS BY
PLANNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

INVESTMENTS BY PLANNERS, INC.
DECEMBER 31, 2002

TABLE OF CONTENTS

RJB

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

February 5, 2003

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc., (the Company) as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basis financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard J. Browdy
Certified Public Accountant

INVESTMENT BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash		$ 25,457
Commissions receivables - mutual funds		2,117
Investment securities		1,774,098
Property and equipment - at cost	$ 76,781	
Less: Accumulated depreciation & amortization	(38,803)	37,978
Other Assets		10,249
		$ 1,849,899

Liabilities and Stockholders' Equity

Liabilities:	
Notes payable - stockholders ($1,000,000 subordinated to claims of general creditors)	$ 2,191,227
Commitments and contingent liabilities	
Stockholders' equity:	
Common stock $10 par value, 100 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in-capital	25,000
Accumulated other comprehensive loss	(9,644)
Accumulated deficit	(357,684)
Total Stockholders' Equity	(341,328)
	$ 1,849,899

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions and reimbursed expenses	$ 602,078
Investment advisory fees	944,111
	1,546,189
Expenses:	
Advertising and promotion	1,904
Automobile expense	9,212
Computer programming	8,400
Consulting fees	100,600
Depreciation	8,572
Dues and subscriptions	1,579
Entertainment	22,141
Equipment and vehicle leasing	58,184
Equipment expense & repairs	10,554
Insurance	29,321
Office	3,971
Pension expense	96,996
Postage	11,911
Professional fees	26,126
Rent of office facilities	118,831
Salaries - office	297,480
Salaries - officers	580,000
Sales commissions	33,739
Supplies	8,888
Taxes, licenses & fees	56,724
Telephone	17,797
Travel	16,924
	1,519,854
Income from operations	26,335
Other income (expenses):	
Interest & dividend income	10,758
Loss on sales of marketable securities	(253,333)
	(242,575)
Net Loss	$ (216,240)

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

	Capital Stock Common		Additional		Accumulated Other	Total
	Shares	Amount	Paid-In Capital	Accumulated Deficit	Comprehensive Loss	Stockholders' Equity
Balance at January 1, 2002	100	$ 1,000	$25,000	$(121,019)		$ (95,019)
Net loss				(216,240)		(216,240)
Comprehensive income					$ (9,644)	(9,644)
Net Distributions to stockholder's				(20,425)		(20,425)
Balance at December 31, 2002	100	$ 1,000	$25,000	$(357,684)	$ (9,644)	$(341,328)

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2002

Cash flows from operating activities:	
Cash received from commissions & management fees	$ 1,544,072
Cash paid for operating expenses	(1,511,282)
Dividends received	7,293
Interest income	3,465
Net cash provided by operating activities	43,548
Cash flows from investing activities:	
Proceeds from sale of investment securities available-for-sale	2,610,183
Purchases of investment securities available-for-sale	(2,616,859)
Net cash used in investing activities	(6,676)
Cash flows from financing activities:	
Distribution to stockholders	(20,424)
Net increase (decrease) in cash and cash equivalents	(16,448)
Cash and cash equivalents at beginning of year	41,905
Cash and cash equivalents at end of year	$ 25,457

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2002

Reconciliation of Net Loss to Net Cash Provided by Operating Activities

The reconciliation of net loss to net cash provided by operating activities for the year:.

Net loss	$ (216,240)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	8,572
Decrease in commissions receivable	2,092
Decrease in investment securities	246,451
Increase in property and equipment	(36,899)
Distribution to stockholders	(20,424)
Net cash used by operating activities	$ (16,448)

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE A - Description of Business and Significant Accounting Policies

This summary of significant accounting policies of Investments By Planners, Inc., (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Business Activity

The Company was incorporated in Florida in October 1986 and is a broker-dealer. The Company's income is derived from commissions from the sale of mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Commissions Receivable - Allowance for Doubtful Accounts

Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Investment Securities

Investment securities at December 31, 2002 consist of investments in mutual funds. The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale. During the year ended December 31, 2002 the Company owned securities classified as available for sale.

Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Investment Securities - continued

A decline in the market value of any available-for-sale securities below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

Property and Equipment

Depreciation expense is computed on a straight-line basis and on a modified accelerated basis which approximates the straight-line basis over the estimated useful lives of five to seven years for furniture, and equipment and leasehold improvements.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on their respective shares of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Property , Equipment and Leasehold Improvements

Property and equipment at December 31, 2002 are summarized by major classifications as follows:

Furniture and equipment	$ 40,228
Leasehold improvements	15,403
Software	21,150
	76,781
Less accumulated depreciation	(38,803)
	$ 37,978

NOTE C - Significant Concentration of Commission Income

During 2002 the Company derived its commission income totaling $602,078 from six families of mutual funds. At December 31, 2002 commission receivables of $2,117 was also due from these six families of mutual funds. Substantially all of these commissions receivable were collected in January 2003.

NOTE D - Investment Securities

During the year ended December 31, 2002 the Company had investments in various mutual funds classified as available-for-sale mutual funds. The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value of available-for-sale are as follows:

Amortized cost	$ 1,783,741
Gross unrealized holding gains	46,145
Gross unrealized holding losses	(55,788)
Fair value (market value)	$ 1,774,098

NOTE E - Notes Payable Stockholders

On April 2, 2001 two of the Company's principal stockholders contributed $2,191,227 of various mutual funds to the Company in exchange for notes payable. Of this amount, $1,000,000 of the notes are subordinated to claims of creditors. The stockholders' notes are non interest bearing and are scheduled to mature on April 2, 2004. The notes payable are secured by investments in mutual funds owned by the Company. The stockholders' loan was made at the recommendation of the Nation Association of Security Dealers (NASD) to provide the Company with increased net capital as defined under Rule 17a-5(g)(i) of the Securities Exchange Commission.

NOTE F - Commitment - Leases

The Company leases office facilities, equipment and vehicles under various operating leases. At December 31, 2002 the remaining terms of these leases range from three to four years.

Future minimum lease obligations over the remaining terms of these leases are as follows:

December 31, 2003	$ 170,399
December 31, 2004	170,208
December 31, 2005	170,208
December 31, 2006	42,253
Total	$ 553,068

Minimum rental payment for office facilities, which are $10,163 per month in 2003, are adjusted annually for changes in the consumer price index.

NOTE G - Contingencies

The Company has been named as a defendant in two arbitration proceedings to be brought before the National Association of Security Dealers (NASD). As of the date of these financial statements, these claims were in the initial discovery stage and the Company's attorney has noted that it was too premature to determine the likely outcome of these claims. Accordingly, these financial statements do not reflect any charges related to these claims.

NOTE H - Related Party Transactions

The Company paid consulting fees of $100,000 for investment advisory services to a company related by common ownership.

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the American Institute Certified Public Accountants

Member of the Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

February 5, 2003

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Board of Directors
Investments By Planners, Inc.

We have audited the accompanying financial statements of Investments By Planners, Inc., and as of and for the year ended December 31, 2002, and have issued our report thereon dated February 5, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Therefore, the Company is exempt under SEC Rule 15c3-3k(1) from computing the Reserve Requirement or a Computation for Determining Section Rule 15c3-3 Reserve Requirement. Since the Company does not carry customer security accounts or perform custodial functions, as noted above, the Company is not required to provide information relating to the Possession or Control Requirements under SEC Rule 15c3-3. The Company is exempt from these requirements.

Richard J. Browdy
Certified Public Accountant

INVESTMENTS BY PLANNERS, INC.
COMPUTATION OF THE NET CAPITAL RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Net capital	$ (341,328)
Additions and changes:	
Stockholders loans subordinated to claims of general creditors allowance in computation of net capital	1,000,000
Deductions and/or changes:	
Non-allowable assets:	
Furniture, equipment and leasehold improvements, net of accumulated depreciation	(37,978)
Security Deposits	(6,949)
Net allowable capital	$ 613,745
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	$ 612,386
Dividend income not included in Focus report	7,293
Adjustment of depreciation expense & other items	(5,934)
Net allowable capital per above	$ 613,745

The accompanying notes are an integral part of these financial statements.

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Liabilities subordinated to claims of general creditors - January 1, 2002	$ -0-
Increase in notes payable - stockholders' subordinated to claims of general creditors	1,000,000
Total liabilities subordinated to claims of general creditors	$ 1,000,000

Reconciliation of Company's computation of subordinated debt (included in part IIA of Form X-17A-5-5 of December 31, 2002)	$ 1,000,000

The accompanying notes are an integral part of these financial statements.

RICHARD J. BROWDY
CERTIFIED PUBLIC ACCOUNTANT

Member of the
American Institute Certified Public Accountants

Member of the
Florida Institute of Certified Public Accountants

9655 South Dixie Highway • Suite 105
Miami, Florida 33156-2813

Phone: (305) 668-4414
Fax: (305) 668-4489

February 5, 2003

Board of Directors
Investments By Planners, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Investments By Planners, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-(5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations counts, verifications, and comparisons;

2, Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized uses or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Richard J. Browdy

Richard J. Browdy
Certified Public Accountant